# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EverQuote, Inc., CIK 0001640428
CUSIP: 30041R108
Title of class of securities: Class A Common Stock, $0.001 Par Value Per Share
Address of issuer's principal executive offices: 141 Portland Street, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 08/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001203475
Persons authorized to receive notices and communications: Link Ventures LLLP, Attn: Dominic Lloyd, One Kendall Square, Suite B2106, Cambridge, Massachusetts (MA), 02139, (781) 228-5674; John Partigan, Lloyd Spencer, Nixon Peabody LLP, 799 9th Street NW, Suite 500, Washington, District Of Columbia (DC), 20001, (202) 585-8000

## Reporting persons
- David B. Blundin (CIK 0001203475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 84,781; shared voting power 6,629,182; sole dispositive power 84,781; shared dispositive power 6,629,182; aggregate amount beneficially owned 6,713,963 (18.4% of the class)
  Comment: Note in relation to Items 8, 10, and 11: Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.
- Recognition Capital, LLC (CIK 0001962249): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 95,451; sole dispositive power 0; shared dispositive power 95,451; aggregate amount beneficially owned 95,451 (0.3% of the class)
- Link Ventures LLLP (CIK 0001744548): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,154,616; sole dispositive power 0; shared dispositive power 6,154,616; aggregate amount beneficially owned 6,154,616 (16.9% of the class)
  Comment: Note in relation to Items 8, 10, and 11: Reflects Class B Common Stock of the Issuer on an as-coverted to Class A Common Stock basis.
- Link Management LLC (CIK 0001744546): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,154,616; sole dispositive power 0; shared dispositive power 6,154,616; aggregate amount beneficially owned 6,154,616 (16.9% of the class)
  Comment: Note in relation to Items 8, 10, and 11: Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.
- Cogo Fund 2020, LLC (CIK 0001923303): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 379,115; sole dispositive power 0; shared dispositive power 379,115; aggregate amount beneficially owned 379,115 (1% of the class)
- Cogo Labs, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 379,115; sole dispositive power 0; shared dispositive power 379,115; aggregate amount beneficially owned 379,115 (1% of the class)
- Link Equity Partners, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 379,115; sole dispositive power 0; shared dispositive power 379,115; aggregate amount beneficially owned 379,115 (1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 Par Value Per Share
Name of issuer: EverQuote, Inc.
Address of issuer's principal executive offices: 141 Portland Street, Cambridge, Massachusetts (MA), 02139
Comment:
Introductory Statement:

This Amendment No. 9 to Schedule 13D (the "Amendment No. 9") is being filed by David B. Blundin, Recognition Capital, LLC ("Recognition Capital"), Link Ventures LLLP ("Link Ventures"), Link Management LLC ("Link Management"), Cogo Fund 2020, LLC ("Cogo Fund"), Cogo Labs, LLC ("Cogo Labs"), and Link Equity Partners, LLC ("LEP"). All such parties are collectively referred to herein as the Reporting Persons.

This Amendment No. 9 amends the Schedule 13D filed with the SEC on February 9, 2022, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on March 3, 2022, as further amended by the Amendment No. 2 to Schedule 13D filed with the SEC on March 28, 2022, as further amended by the Amendment No. 3 to Schedule 13D filed with the SEC on April 25, 2023, as further amended by the Amendment No. 4 to Schedule 13D filed with the SEC on February 20, 2024, as further amended by the Amendment No. 5 to Schedule 13D filed with the SEC on March 15, 2024, as further amended by the Amendment No. 6 to Schedule 13D filed with the SEC on May 7, 2024, as further amended by Amendment No. 7 to Schedule 13D filed with the SEC on September 5, 2024, and as further amended by Amendment No. 8 to Schedule 13D filed with the SEC on March 25, 2025 (collectively, as amended, the "Schedule 13D").

This Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the "Class A Common Stock") of EverQuote, Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: David B. Blundin, Recognition Capital, LLC ("Recognition Capital"), Link Ventures LLLP ("Link Ventures"), Link Management LLC ("Link Management"), Cogo Fund 2020, LLC ("Cogo Fund"), Cogo Labs, LLC ("Cogo Labs"), and Link Equity Partners, LLC ("LEP") (collectively, the "Reporting Persons").
Residence or business address: c/o Link Ventures LLLP, One Kendall Square, Suite B2106, Cambridge, Massachusetts 02139
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: David Blundin - United States. Recognition Capital, Link Ventures, Link Management, Cogo Fund, Cogo Labs, and LEP - Delaware.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On August 10, 2025, the Issuer entered into a Common Stock Repurchase Agreement (the "Repurchase Agreement") with Link Ventures to repurchase 900,000 shares of the Issuer's Class A Common Stock, for $23.33 per share for the aggregate purchase price of $20,997,000 in a privately negotiated transaction with Link Ventures. The Repurchase Transaction closed on August 12, 2025. The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

On August 10, 2025, Link Ventures, Link Management, and David Blundin entered into a Lock-Up Agreement with the Issuer in connection with the Repurchase Agreement. Pursuant to the terms and conditions of the Lock-Up Agreement, Link Ventures, Link Management, and David Blundin, without the prior written consent of the Issuer, cannot offer, pledge, or sell any shares of the Issuer's Class A Common Stock or Class B Common Stock, enter into any swap or agreements that transfer ownership of the shares of Class A Common Stock or Class B Common Stock, or make any demands for or exercise any right with respect to the registration of any shares of the Class A Common Stock or Class B Common Stock, during the period beginning on August 10, 2025 and ending 180 days after August 12, 2025. The restrictions are subject to certain exceptions, including, among others, sales of shares pursuant to a trading plan pursuant to Rule 10b5-1, as such plan was in effect on the date of the Lock-Up Agreement and any transfers, sales, tenders, or other dispositions of the Issuer's Class A Common Stock or Class B Common Stock to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction in which there is a change of control. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

All of the shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Class A Common Stock, Class B Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of such shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

None of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby revised and supplemented with the following:

Ownership is stated as of August 12, 2025 and the ownership percentages are based upon 32,908,579 shares of Class A common stock, $0.001 par value per share, issued and outstanding (the "Class A Common Stock") and 3,604,278 shares of Class B common stock, $0.001 par value per share, issued and outstanding (the "Class B Common Stock") as of June 30, 2025, as disclosed by Issuer in its Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 5, 2025. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.
Number of shares as to which each person has sole or shared power to vote or dispose:
Please see Items 5, 6, 7, 8, 9, and 11 of each cover sheet for each Reporting Person.

As of August 12, 2025, (i) Mr. Blundin directly owned 84,781 shares of Class A Common Stock, and indirectly owned the shares held by Recognition Capital, Link Ventures, and Cogo Fund; (ii) Recognition Capital directly owned 95,451 shares of Class A Common Stock; (iii) Link Ventures directly owned 2,598,154 shares of Class A Common Stock and 3,556,462 shares of Class B Common Stock; and (iv) Cogo Fund directly owned 379,115 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Other than previously disclosed in this Amendment No. 9, there have been no reportable transactions with respect to the shares of the Issuer in the last 60 days, by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby revised and supplemented with the following:

The information disclosed in Item 4 is incorporated herein by reference.

Pursuant to the terms of the Repurchase Agreement, Link Ventures irrevocably and unconditionally released and discharged the Issuer from from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, promises, judgments, damages, liabilities or obligations of any kind whatsoever, in law or equity, and causes of action of every kind and nature, or otherwise, that may arise from the Repurchase Agreement or the Lock-Up Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Common Stock Repurchase Agreement, dated August 10, 2025, by and between Link Ventures LLLP and EverQuote, Inc.

Exhibit 10.2 Lock-Up Agreement, dated August 10, 2025, by and among Link Ventures, LLLP, Link Management, LLC, David Blundin, and EverQuote, Inc.

Exhibit 99.1 Joint Filing Agreement, dated August 12, 2025, by and among, David B. Blundin, Recognition Capital, LLC, Link Ventures LLLP, Link Management LLC, Cogo Fund 2020, LLC, Cogo Labs, LLC, and Link Equity Partners, LLC.

## Signatures
- David B. Blundin: /s/ David B. Blundin, David B. Blundin (08/12/2025)
- Recognition Capital, LLC: /s/ David B. Blundin, David B. Blundin / Manager (08/12/2025)
- Link Ventures LLLP: /s/ David B. Blundin, by Link Management LLC, its general Partner, David B. Blundin / Managing Member (08/12/2025)
- Link Management LLC: /s/ David B. Blundin, David B. Blundin / Managing Member (08/12/2025)
- Cogo Fund 2020, LLC: /s/ David B. Blundin, by Cogo Labs, LLC, its sole manager, David B. Blundin / Chairman (08/12/2025)
- Cogo Labs, LLC: /s/ David B. Blundin, David B. Blundin / Chairman (08/12/2025)
- Link Equity Partners, LLC: /s/ David B. Blundin, David B. Blundin / Managing Member (08/12/2025)